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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D
                    Under the Securities Exchange Act of 1934

                               (Amendment No. 12)

                         ------------------------------

                              HERCULES INCORPORATED
                                (Name of Issuer)

Common Stock, $25/48 stated value per share                   427056106
      (Title of class of securities)                        (CUSIP number)

                            Richard A. Weinberg, Esq.
                        c/o ISP Management Company, Inc.
                                 1361 Alps Road
                             Wayne, New Jersey 07470
                                 (973) 628-4000
            (Name, address and telephone number of person authorized
                     to receive notices and communications)

                                 With a copy to:

                             Robert Todd Lang, Esq.
                           Weil, Gotshal & Manges LLP
                                767 Fifth Avenue
                          New York, New York 10153-0119
                                 (212) 310-8000

                                 August 1, 2001
             (Date of event which requires filing of this statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.ss. 240.13d-1(e), 240.13d-1(f) or 240.13d-(g), check the following box. [ ]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. Seess. 240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purposes of Section 18 of the Securities Exchange Act of 1934 (the "Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act. (However, see the Notes.)

                         (Continued on following pages)

                               (Page 1 of 9 Pages)


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NY2:\1068151\03\MW6V03!.DOC\54104.0018

-----------------------------------------------------------              --------------------------------------------------------
CUSIP No. 427056106                                             13D                                            Page 2 of 9 Pages
-----------------------------------------------------------              --------------------------------------------------------

----------------------    -------------------------------------------------------------------------------------------------------
          1               NAME OF REPORTING PERSON                                ISP OPCO HOLDINGS INC.
                          S.S. OR I.R.S. IDENTIFICATION NO.
                          OF ABOVE PERSON
----------------------    -------------------------------------------------------------------------------------------------------
          2               CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:                                    (a) [ ]
                                                                                                               (b) [X]
----------------------    -------------------------------------------------------------------------------------------------------
          3               SEC USE ONLY
----------------------    -------------------------------------------------------------------------------------------------------
          4               SOURCE OF FUNDS:                                                  OO
----------------------    -------------------------------------------------------------------------------------------------------
          5               CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
                          PURSUANT TO ITEM 2(d) OR 2(e):                                                           [ ]
----------------------    -------------------------------------------------------------------------------------------------------
          6               CITIZENSHIP OR PLACE OF ORGANIZATION:                                              Delaware
----------------------    -------------------------------------------------------------------------------------------------------
                                  7               SOLE VOTING POWER:                                                  0
      NUMBER OF
        SHARES
                          -------------------     -------------------------------------------------------------------------------
     BENEFICIALLY                 8               SHARED VOTING POWER:                                       10,719,200
       OWNED BY

         EACH             -------------------     -------------------------------------------------------------------------------
      REPORTING                   9               SOLE DISPOSITIVE POWER:                                             0

     PERSON WITH
                          -------------------     -------------------------------------------------------------------------------
                                  10              SHARED DISPOSITIVE POWER:                                  10,719,200


----------------------    -------------------------------------------------------------------------------------------------------
         11               AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON:
                                                                                                             10,719,200
----------------------    -------------------------------------------------------------------------------------------------------
         12               CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES:                        [ ]

----------------------    -------------------------------------------------------------------------------------------------------
         13               PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):                                           9.92%
----------------------    -------------------------------------------------------------------------------------------------------
         14               TYPE OF REPORTING PERSON:                               CO
----------------------    -------------------------------------------------------------------------------------------------------

-----------------------------------------------------------              --------------------------------------------------------
CUSIP No. 427056106                                             13D                                            Page 3 of 9 Pages
-----------------------------------------------------------              --------------------------------------------------------

----------------------    -------------------------------------------------------------------------------------------------------
          1               NAME OF REPORTING PERSON                                ISP INVESTMENTS INC.
                          S.S. OR I.R.S. IDENTIFICATION NO.
                          OF ABOVE PERSON
----------------------    -------------------------------------------------------------------------------------------------------
          2               CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:                                    (a) [ ]
                                                                                                               (b) [X]
----------------------    -------------------------------------------------------------------------------------------------------
          3               SEC USE ONLY
----------------------    -------------------------------------------------------------------------------------------------------
          4               SOURCE OF FUNDS:                                                  WC, OO
----------------------    -------------------------------------------------------------------------------------------------------
          5               CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
                          PURSUANT TO ITEM 2(d) OR 2(e):                                                           [ ]
----------------------    -------------------------------------------------------------------------------------------------------
          6               CITIZENSHIP OR PLACE OF ORGANIZATION:                                              Delaware
----------------------    -------------------------------------------------------------------------------------------------------
                                  7               SOLE VOTING POWER:                                         10,719,200
      NUMBER OF
        SHARES
                          -------------------     -------------------------------------------------------------------------------
     BENEFICIALLY                 8               SHARED VOTING POWER:                                                0
       OWNED BY

         EACH             -------------------     -------------------------------------------------------------------------------
      REPORTING                   9               SOLE DISPOSITIVE POWER:                                    10,719,200

     PERSON WITH
                          -------------------     -------------------------------------------------------------------------------
                                  10              SHARED DISPOSITIVE POWER:                                           0


----------------------    -------------------------------------------------------------------------------------------------------
         11               AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON:
                                                                                                             10,719,200
----------------------    -------------------------------------------------------------------------------------------------------
         12               CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES:                        [ ]

----------------------    -------------------------------------------------------------------------------------------------------
         13               PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):                                           9.92%
----------------------    -------------------------------------------------------------------------------------------------------
         14               TYPE OF REPORTING PERSON:                               CO
----------------------    -------------------------------------------------------------------------------------------------------


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
CUSIP No. 427056106                                             13D                                            Page 4 of 9 Pages
-----------------------------------------------------------              --------------------------------------------------------

----------------------    -------------------------------------------------------------------------------------------------------
          1               NAME OF REPORTING PERSON                                INTERNATIONAL SPECIALTY PRODUCTS INC.
                          S.S. OR I.R.S. IDENTIFICATION NO.
                          OF ABOVE PERSON
----------------------    -------------------------------------------------------------------------------------------------------
          2               CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:                                    (a) [ ]
                                                                                                               (b) [X]
----------------------    -------------------------------------------------------------------------------------------------------
          3               SEC USE ONLY
----------------------    -------------------------------------------------------------------------------------------------------
          4               SOURCE OF FUNDS:                                                  OO
----------------------    -------------------------------------------------------------------------------------------------------
          5               CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
                          PURSUANT TO ITEM 2(d) OR 2(e):                                                           [ ]
----------------------    -------------------------------------------------------------------------------------------------------
          6               CITIZENSHIP OR PLACE OF ORGANIZATION:                                              Delaware
----------------------    -------------------------------------------------------------------------------------------------------
                                  7               SOLE VOTING POWER:                                                  0
      NUMBER OF
        SHARES
                          -------------------     -------------------------------------------------------------------------------
     BENEFICIALLY                 8               SHARED VOTING POWER:                                       10,719,200
       OWNED BY

         EACH             -------------------     -------------------------------------------------------------------------------
      REPORTING                   9               SOLE DISPOSITIVE POWER:                                             0

     PERSON WITH
                          -------------------     -------------------------------------------------------------------------------
                                  10              SHARED DISPOSITIVE POWER:                                  10,719,200


----------------------    -------------------------------------------------------------------------------------------------------
         11               AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON:
                                                                                                             10,719,200
----------------------    -------------------------------------------------------------------------------------------------------
         12               CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES:                        [ ]

----------------------    -------------------------------------------------------------------------------------------------------
         13               PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):                                           9.92%
----------------------    -------------------------------------------------------------------------------------------------------
         14               TYPE OF REPORTING PERSON:                               CO
----------------------    -------------------------------------------------------------------------------------------------------


                  This Amendment No. 12 ("Amendment No. 12") amends the statement of beneficial ownership on Schedule 13D ("Schedule 13D") filed on July 24, 2000, as amended by Amendment No. 1 filed on October 11, 2000, Amendment No. 2 filed on January 23, 2001, Amendment No. 3 filed on February 7, 2001, Amendment No. 4 filed on February 20, 2001, Amendment No. 5 filed on February 28, 2001, Amendment No. 6 filed on March 7, 2001, Amendment No. 7 filed on March 9, 2001, Amendment No. 8 filed on March 12, 2001, Amendment No. 9 filed on April 4, 2001, Amendment No. 10 filed on April 11, 2001, and Amendment No. 11 filed on April 13, 2001, by and on behalf of ISP Opco Holdings Inc. ("ISP Opco"), ISP Investments Inc. ("ISP Investments"), and International Specialty Products Inc. ("ISP" and together with ISP Investments and ISP Opco, the "Reporting Persons") with respect to their ownership of common stock, stated value $25/48 per share ("Common Stock"), of Hercules Incorporated (the "Company"). Capitalized terms used herein and not defined herein have the meanings ascribed thereto in the
Schedule 13D, as previously amended.

ITEM 4.           Purpose of Transaction

                  On August 1, 2001, Samuel J. Heyman, Chairman of the Board of ISP, sent the following letter to Dr. William H. Joyce, Chairman and CEO of the
Company:

William H. Joyce, Ph.D., Chairman
Hercules Incorporated
Hercules Plaza
1313 North Market Street
Willmington, DE  19898


Dear Bill:

                  Following up on our conversation of last week, I am writing to request that the Board reconsider its position with regard to its poison pill. Given the very nature of the pill, the circumstances surrounding its adoption, and its 10% trigger point, the provision is quite simply anti-shareholder. Putting aside our view, as well as that of other Hercules shareholders, that the Hercules pill should be eliminated altogether, the 10% threshold is highly unusual. Indeed, according to IRRC, more than 40% of the S&P 500 companies do not have poison pills and only 6% of companies with pills have such a low threshold.

                  While we have requested that the pill be rescinded in order to permit ISP and other shareholders, should they desire, to increase their ownership positions, I sense from past actions, as well as last week's conversation with you, that the Board is unlikely to proceed this way. As a next best alternative, I would suggest that the Board consider raising the threshold from 10% to 20%, which we believe would be beneficial to all shareholders.

                  As we noted in our prior communications with Hercules' last two CEOs, we have always been willing to address any of the Board's legitimate concerns in the form of reasonable conditions with respect to our ownership. To constructively move the process forward, I am enclosing a standstill agreement, which we would be willing to enter into in order to permit ISP to purchase up to 20% of Hercules common stock without triggering the poison pill. The proposed standstill agreement bends over backwards, I believe, to address any possible concerns that the Board might have concerning the increase in ISP's ownership position.

                  We believe that the proposal is in the interests of Hercules shareholders and all parties concerned, and I would appreciate your thoughts on the subject.

                  All the best.

                                   Sincerely,

                                   /s/  Samuel J. Heyman



                                    * * * * *

Hercules Incorporated
Hercules Plaza
1313 North Market Street
Wilmington, DE 19894

Gentlemen:

         A subsidiary of International Specialty Products Inc., a Delaware corporation ("ISP"), currently owns 10,719,200 shares of common stock (the "ISP Shares"), stated value $25/48 per share, of Hercules Incorporated, a Delaware corporation (the "Company"). In order to provide a constructive and mutually beneficial relationship between ISP and the Company, the parties agree as follows:

         1. ISP agrees that until the earlier of April 20, 2002 or sixty (60) days before the date of the Company's next meeting of stockholders at which directors are to be elected, neither ISP nor any of its affiliates (as defined in Rule 12b-2 promulgated pursuant to the Securities Exchange Act of 1934, as amended (the "Exchange Act")) will:

                  a. make, or in any way participate in, directly or indirectly, alone or in concert with others, any "solicitation" of "proxies" (as such terms are used in the proxy rules of the Securities and Exchange Commission promulgated pursuant to Section 14 of the Exchange Act) to vote for the election of directors of the Company; or

                  b. form, join or any way participate in a "group" within the meaning of Section 13(d)(3) of the Exchange Act with unaffiliated third parties with respect to any Voting Securities (as defined below) of the Company for the purpose of electing directors.

         2. ISP agrees that neither ISP nor any of its affiliates will acquire or agree, offer, seek or propose to acquire (i) the Company by merger, consolidation or other business combination, or (ii) a material portion of the assets of the Company and its subsidiaries taken as a whole (in each case, a "Takeover Proposal"); provided, however, in the event that (x) a third party other than ISP or any of its affiliates proposes to enter into an agreement with the Company or any of its subsidiaries with respect to a merger, consolidation or other business combination involving the Company or any of its subsidiaries,
(y) a bona fide tender offer or exchange offer is announced which would result, if consummated in accordance with its terms, in a change of control of the Company or (z) a third party other than ISP or any of its affiliates proposes to enter into an agreement with the Company with respect to the sale, transfer conveyance or other disposition, in one or a series of related transactions, of a material portion of the assets of the Company and its subsidiaries taken as a whole (in each case, an "Acquisition Proposal"), then ISP or any of its affiliates shall be entitled to make a Takeover Proposal if such Takeover

Proposal is a Superior Proposal (as defined below); provided, further, however, that in the event the third party Takeover Proposal is for assets of the Company and its subsidiaries not constituting all or substantially all of such assets, then ISP's Takeover Proposal, if any, shall not be for more assets than those subject to such third party's Takeover Proposal.

         As used in this Section 2, "Superior Proposal" shall mean a bona fide written proposal that is on terms that would, if consummated, result in a transaction that would, or would be reasonably likely to, be more favorable to the Company or its stockholders than the transactions contemplated by the Acquisition Proposal. If, (1) the senior management of the Company receives a proposal that such management reasonably determines (such determination will be made as promptly as is reasonably practicable under the circumstances) is an Acquisition Proposal or (2) an Acquisition Proposal has otherwise been disclosed to the Board of Directors of the Company, then the Company shall promptly (but in no case later than twenty-four (24) hours from the time of such determination or disclosure, whichever occurs first) communicate to ISP the material terms and conditions of any such Acquisition Proposal. The Company agrees to provide ISP written notice at least sixty (60) days in advance of any meeting of stockholders at which directors are to be elected.

         3. The Company agrees that simultaneously with the execution and delivery of this letter to ISP, it shall enter into an amendment, in accordance with the terms thereof, of that certain Rights Agreement, dated as of August 4, 2000, between the Company and ChaseMellon Shareholder Services, L.L.C. (the "Rights Agreement"), pursuant to which all references to "10%" in the definition of "Acquiring Person" in the Rights Agreement shall be deleted and replaced with "20%".

         4. The Company agrees that, at the request of ISP or any of its affiliates, the Board of Directors of the Company shall adopt a resolution approving for purposes of Section 203 of the Delaware General Corporation Law (the "DGCL"), any transaction whereby ISP or any of its affiliates would become an "interested stockholder" (as such term is defined in Section 203 of the DGCL).

         5. This letter agreement shall be governed by and construed in accordance with the laws of the State of Delaware, without regard to principles of conflicts of laws.

         6. This letter agreement may be signed and delivered in two or more counterparts, each of which shall be deemed an original and all of which together will constitute one and the same instrument. Any waiver of this Agreement shall be valid only if set forth in an instrument in writing signed by the party to be bound thereby.

         7. The provisions hereof shall inure to the benefit of, and be binding upon, the successors, assigns, heirs, executors and administrators of the parties hereto.

                  If you are in agreement with the foregoing, please so indicate by signing and returning one copy of this letter, which shall constitute our agreement with respect to the matters set forth herein.

                                Very truly yours,

                                INTERNATIONAL  SPECIALTY PRODUCTS INC.



                                By:
                                   -----------------------------------------
                                   Name:
                                   Title:


Accepted and Agreed as of the date first written above:

HERCULES INCORPORATED



By:
   -----------------------------------------
     Name:
     Title:


ITEM 5.           Interest in Securities of the Issuer

                  As of the filing of this Amendment No. 12, the Reporting Persons beneficially owned (or are deemed, solely for purposes of Rule 13d-3, to beneficially own), directly or indirectly, an aggregate of 10,719,200 Shares, representing approximately 9.92% of the Common Stock outstanding on April 30, 2001 (based on 108,006,908 shares of Common Stock outstanding as of such date, as set forth in the Company's Quarterly Report on Form 10-Q for its fiscal quarter ended March 31, 2001). ISP Investments has direct beneficial ownership of all of such Shares.


                [remainder of the page intentionally left blank]

                                   SIGNATURES

                  After reasonable inquiry and to the best of their knowledge and belief, the undersigned certify that the information set forth in this Statement is true, complete and correct.

Dated:   August 2, 2001

                            ISP OPCO HOLDINGS INC.
                            ISP INVESTMENTS INC.
                            INTERNATIONAL SPECIALTY PRODUCTS INC.


                            By:    /s/ Richard A. Weinberg
                                   -----------------------------------------
                                   Richard A. Weinberg
                                   Executive Vice President, General Counsel
                                   and Secretary










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